EXHIBIT 11

MEDIWARE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES Computation of Net Earnings Per Share

	Three months Ended September 30, 2000	Three months Ended September 30, 1999
	(Unaudited)	(Unaudited)
Basic Earnings Per Share
Net earnings (loss)	$ (310,000)	$ 361,000
Weighted-average shares:
Outstanding	7,109,000	6,175,000

Basic Earnings Per Share	$ (0.04)	$ 0.06

Diluted Earnings Per Share
Net earnings (loss)	$ (310,000)	$ 361,000
Weighted-average shares:
Outstanding	7,109,000	6,175,000
Options and Warrants	—	984,000

	7,109,000	7,159,000

Diluted Earnings Per Share	$ (0.04)	$ 0.05